# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: COMSCORE, INC., CIK 0001158172
CUSIP: 20564W105
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 11950 DEMOCRACY DRIVE, SUITE 600, RESTON, Virginia (VA), 20190
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001546172

## Reporting persons
- WESTERLY CAPITAL MANAGEMENT, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 470,000; sole dispositive power 0; shared dispositive power 470,000; aggregate amount beneficially owned 470,000 (9.4% of the class)
- Westerly Holdings LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 470,000; sole dispositive power 0; shared dispositive power 470,000; aggregate amount beneficially owned 470,000 (9.4% of the class)
- Christopher J. Galvin: type of reporting person: individual (IN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 470,000; sole dispositive power 0; shared dispositive power 470,000; aggregate amount beneficially owned 470,000 (9.4% of the class)

## Item 1. Issuer
Name of issuer: COMSCORE, INC.
Address of issuer's principal executive offices: 11950 DEMOCRACY DRIVE, SUITE 600, RESTON, VIRGINIA, 20190.

## Item 2. Person Filing
Name of person filing: Westerly Capital Management, LLC
Address of principal business office or, if none, residence:
Westerly Capital Management, LLC
201 Mission Street,
Suite 580
San Francisco, CA 94105
Citizenship: For citizenship of the Filer, see Item 4 of the cover sheet.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Information with respect to the Reporting Persons? ownership of the Common Stock as of December 31, 2025, is incorporated by reference to items (5) - (9) and (11) of the cover page of the respective Reporting Person.

The amount beneficially owned by each Reporting Person is determined based on
5,015,664 shares of Common Stock outstanding as of as November 3, 2025, as reported in the Form 10-K for the quarterly period ended September 30, 2025, filed with the SEC on November 7, 2025.

*Shares reported herein are owned by the private funds managed by Westerly Capital Management, LLC and Christopher Galvin.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See disclosure in Items 2 and 4 hereof. Certain funds listed in Item 2(a) are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock covered by this Statement that may be deemed to be beneficially owned by the Reporting Persons.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See disclosure in Item 2 hereof.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- WESTERLY CAPITAL MANAGEMENT, LLC: /s/ Christopher J. Galvin, Christopher J. Galvin, Managing Member (02/17/2026)
- Westerly Holdings LLC: /s/ Christopher J. Galvin, Christopher J. Galvin, Managing Member (02/17/2026)
- Christopher J. Galvin: /s/ Christopher J. Galvin, Christopher J. Galvin, Managing Member (02/17/2026)